FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of  May


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.




Media
Information

19 May 2006
BG Group successful in Nigerian Licensing Round

BG Group, together with consortium member Sahara Energy Exploration & Production Limited, today announced that it has been awarded Oil Prospecting Licence (OPL) 286-DO, (previously OPL 213), in the 2006 Nigerian Licensing Round.

A signature bonus of $55 million is payable on signing of a Production Sharing Contract. BG Exploration and Production Nigeria Limited, a subsidiary of BG Group, will be the operator of OPL 286-DO and will undertake a work programme including one exploration well in the first five year phase.

BG Group Executive Vice President for the Mediterranean Basin and Africa, Stuart Fysh, said: 'We are pleased to have secured this highly prospective acreage offshore Nigeria which complements our existing Nigerian investments in OPL 332 and the Olokola LNG project. We look forward to working with partners and the Nigerian Government in continuing to play an active role in the development of Nigeria's gas sector.'

OPL 286-DO is located in deep water (200 - 1,000 meters) offshore the western Niger Delta, approximately 250 kilometres south-east of the Lagos.

 There are matters discussed in this media information that are forward looking statements. Such statements are only predictions and actual events or results may differ materially. For a discussion of important factors which could cause actual results to differ from the forward looking statements, refer to the Company's annual report and accounts for the year ended 31 December 2005.


Note to Editors:

In January 2006, BG Group acquired a 45 percent interest in, and operatorship of, Block 332 offshore Nigeria. Sahara Energy Exploration & Production Limited also retains a 45 percent interest along with Seven Energy Nigeria Limited, which holds a 10 percent interest.

Also in January, BG Gas Marketing Limited announced that it had signed a Memorandum of Understanding with Nigeria's Brass LNG for the acquisition of 2.0 million tonnes per annum (mtpa) of LNG for 20 years. Shipments are expected to commence in 2010.

BG Group signed a Project Development Agreement in February 2006 with Chevron, Shell and Nigerian National Petroleum Corporation (NNPC) to undertake Front End Engineering Design on the Olokola LNG facility in Nigeria's western states of Ondo and Ogun.

In October 2003, BG LNG Services signed a Sales and Purchase Agreement with Nigeria LNG to acquire 2.5 mtpa for 20 years. Shipments to the Lake Charles import terminal in Louisiana commenced in January 2006.

BG Group is a global natural gas business. Active on five continents in over 20 countries, it operates four business segments - Exploration and Production, LNG, Transmission and Distribution and Power.

Enquiries:

Communications +44 (0) 7796 337 644
Out of hours media mobile: +44 (0) 7917 185 707
Investor Relations +44 (0) 118 929 3025
Website: www.bg-group.com




                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 19 May 2006                                By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary